Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-135583, 333-114932, 333-62188, and 333-81453 ) previously filed by RF Industries, Ltd. of our report dated January 29, 2008 (which report on the financial statements expressed an unqualified opinion and included an explanatory paragraph regarding the Company’s adoption of Statement of Financial Accounting Standards No. 123 (Revised 2004) “Share-Based Payment”) with respect to our audits of the financial statements of RF Industries, Ltd. as of October 31, 2007 and 2006 and for the years then ended, which report appears in this Annual Report on Form 10-KSB for the year ended October 31, 2007.

/s/ J. H. COHN LLP

San Diego, California
February 7, 2008